SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July, 2004                                                    Commission File Number:   1-9059

BARRICK GOLD CORPORATION
(Name of Registrant)

BCE Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada  M5J 2S1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                            Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                      No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                    BARRICK GOLD CORPORATION

Date:   July 27, 2004                                        By:             /s/ Jamie C. Sokalsky
                                                                                     Name:   Jamie C. Sokalsky
                                                                                    Title:     Executive Vice President and
                                                                                    Chief Financial Officer

EXHIBIT

Exhibit                                      Description of Exhibit

99.1                                         Press Release dated July 27, 2004

EXHIBIT 99.1